Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On May 12, 2015, Integrys Energy Group, Inc. ("Integrys") distributed the following letter to certain employee participants in the Integrys Stock Investment Plan:

Integrys Energy Group, Inc. 200 East Randolph Street Chicago, IL 60601 www.integrysgroup.com

May 14, 2015

Dear Participant in the Integrys Energy Group, Inc. Stock Investment Plan:

Notice of Termination of the Integrys Energy Group, Inc. Stock Investment Plan

On June 23, 2014, Wisconsin Energy Corporation (Wisconsin Energy) and Integrys Energy Group, Inc. (Integrys) entered into a definitive agreement and plan of merger (the "Merger Agreement") under which Wisconsin Energy will acquire Integrys (the "Merger").  Under terms of the Merger Agreement, we are required to terminate the Integrys Energy Group, Inc. Stock Investment Plan (the "Plan") prior to the close of the Merger.  At this time, the Merger is expected to close in the second half of this summer.  As a result, management will terminate the Plan effective as of the close of business on Wednesday, June 10, 2015.   As a participant in the Plan, this communication serves as your notification that the Plan will be terminated.

We also note for your reference that the Plan was recently modified to allow for the issuance of book-entry shares upon termination of the Plan.  To view a copy of the current Plan Prospectus on our website, navigate to http://integrysgroup.com/,  select "Investors" and "Stock Investment Plan."

The Plan is administered by our transfer agent, American Stock Transfer & Trust Company, LLC ("American Stock Transfer").  Promptly upon termination of the Plan, American Stock Transfer will place all whole Integrys shares owned by you within the Plan, into a book-entry account at American Stock Transfer.  After your Plan shares have been issued in book-entry form, American Stock Transfer will mail you a Direct Registration System ("DRS") statement which will show the number of shares held in your book-entry account.  The DRS statement allows you to own and transfer securities electronically, without the burden of a physical stock certificate.

After all whole Integrys shares held in the Plan are issued in book-entry form, any fractional Integrys shares remaining in your Plan account will be sold on the open market.  In a separate mailing from American Stock Transfer, you will receive cash (in the form of a check payable to the account holder) for the fractional shares sold.

If and when the remaining regulatory approvals are received and the Merger is completed, the exchange agent for the Merger, Computershare, will send you written instructions for exchanging your Integrys shares for the Merger consideration.  Please retain your DRS statement so that it is available for the share exchange process.  The share exchange process is separate and distinct from the Plan termination.

Important Dates and Reminders:

•	The Plan will terminate effective June 10, 2015. Your Plan shares as of that date will be issued to you in book-entry form. You will receive a check representing any fractional shares that you hold.
•
If you wish to (1) sell any Integrys shares held in the Plan, (2) make an optional purchase of additional shares prior to the termination date, or (3) request a paper stock certificate for your shares, you must do so before June 5, 2015.

Notice of Termination of the Integrys Energy Group, Inc. Stock Investment Plan
May 14, 2015

•
If you use our automatic investment option, please note that the final, monthly cash withdrawal from your designated checking or savings account will take place on June 3, 2015 for investment on June 5, 2015.

•	You will receive a separate mailing from Wisconsin Energy's exchange agent, Computershare, regarding instructions for exchanging your Integrys shares for the Merger consideration.
•
You will not be automatically enrolled in Wisconsin Energy's Stock Plus Investment Plan.  If you wish to enroll in Wisconsin Energy's Stock Plus Investment Plan, please follow the instructions that are provided by the exchange agent.

If you need additional information or have other questions regarding this Notice of Termination of the Plan, please contact the Plan's administrator, American Stock Transfer, at 800-236-1551.  Merger-related questions should be directed to Integrys Investor Relations at 800-228-6888.

Thank you for choosing to invest in Integrys over the years.

Sincerely,
Steven P. Eschbach, CFA
Vice President - Investor Relations
Integrys Energy Group, Inc.

Additional Information and Where to Find It
In connection with the proposed merger transaction between Wisconsin Energy and Integrys, Wisconsin Energy filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. There are several factors which could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A list and description of risks and uncertainties at Integrys can be found in Integrys' Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.